Mail Stop 4561

October 23, 2008

Ms. Julie M. Pierce
Chief Financial Officer
Alaska Pacific Bancshares, Inc.
2094 Jordan Avenue
Juneau, Alaska 99801

      RE: **Alaska Pacific Bancshares, Inc.**
              Form 10-KSB for Fiscal Year Ended December 31, 2007
              Form 10-QSB for Fiscal Quarter Ended June 30, 2008
              File No. 000-26003

Dear Ms. Pierce:

       We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended December 31, 2007:

Item 1. Description of Business

Lending Activities – Allowance for Loan Losses, page 13

1.   In several places throughout your filing you disclose that the allowance for loan losses is maintained at a level that is deemed ***adequate*** by management. In particular, on page 14 you disclose that the calculated amount of your allowance is compared to the actual amount recorded and a determination is made as to whether the allowance is adequate or needs to be increased. Please tell us and revised future filings to confirm, if true, that your allowance represents your ***best estimate*** of the probable credit losses inherent in your loan portfolio as of each balance sheet date. If your allowance does not reflect your best estimate of probable credit losses inherent in your loan portfolio, please tell us how your current methodology complies with GAAP.

Form 10-Q for Quarterly Period Ended June 30, 2008:

Selected Notes to Condensed Consolidated Interim Financial Statements

Note 2 – Fair Value Measurements – Adoption of SFAS 157 and SFAS 159, page 4

2.   We note that you use model-derived valuations to determine the fair values of your available-for-sale securities, mortgage servicing rights and impaired loans. Please revise future filings to clearly describe your valuation models and the significant assumptions used in these models.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Chris Harley, Staff Accountant, at (202) 551-3695 or me at (202) 551-3426 if you have questions.

Sincerely,

Angela Connell
Reviewing Accountant